

# Shu Li · 2nd

### Co-Founder at Petri Bio

Los Angeles, California · 500+ connections · **Contact info**

**Petri Bio**

Y   **Y Combinator**

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## Experience

### Co-Founder
Petri Bio · Full-time
Sep 2019 – Present · 11 mos
Los Angeles, California, United States

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### Reviewer
Advances in Plants and Agriculture Research, and 4 other journals
Jan 2015 – Sep 2019 · 4 yrs 9 mos

Since 2015, peer reviewer for Journal of Experimental Biology and Agricultural; Advances in Plants & Agriculture Research; World Journal of Agricultural Research; Modern Environmental Science and Engineering, Advances in Crop Science and Technology, and became an Associate Editorial Board member in Agricultural Research & Technology in 2016.

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### Co-Founder
Alpine Roads
Jan 2017 – Jun 2019 · 2 yrs 6 mos
San Francisco Bay Area

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### Penn State University
6 yrs 5 mos





### Biology Greenhouse Research Associate
May 2016 – Dec 2016 · 8 mos



### Graduate Research Assistant
Aug 2010 – Dec 2016 · 6 yrs 5 mos

Show 1 more role ⌄

## Education



### Y Combinator
Summer 2017 batch
2017 – 2017



### Penn State University
Ph.D., Plant Biology
2010 – 2016



**Nankai University**
Bachelor, Biotechnology
2006 – 2010

# Licenses & Certifications



### Positive Psychology: Martin E. P. Seligman's Visionary Science
Coursera
Issued Feb 2018 · No Expiration Date
Credential ID RTNJJV9DMZKT

**See credential**



### Bioinformatic Methods II
Coursera Course Certificates
Issued Dec 2016 · No Expiration Date
Credential ID NF6EWHQE4RAS

**See credential**



### Penn State Online Teaching Certificate
Penn State World Campus
Issued Feb 2016 · No Expiration Date

**Show more** ⌄

# Volunteer Experience



### Chair, Honorary Membership Awards Committee
Graduate Women in Science
Jul 2018 – Present  •  2 yrs 1 mo
Science and Technology



### Science Writer
Remineralize the Earth
Jul 2016 – Present  •  4 yrs 1 mo

http://remineralize.org/meet-the-team-2/



### Reviewer for translated website
Smithsonian Institution
Mar 2016  •  1 mo



